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18005199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Titleist Asset Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E. Sonterra Blvd., Suite 330
(No. and Street)

San Antonio (City) | Texas (State) | 78258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887 (Address) | Austin (City) | Texas (State) | 78755 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gw

OATH OR AFFIRMATION

I, Joe-Ben O'Banion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Titleist Asset Management, Ltd., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JACQUELINE MARIE GUTIERREZ
Notary Public, State of Texas
Comm. Expires 09-06-2021
Notary ID 131270079

Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TITLEIST ASSET MANAGEMENT, LTD.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

TITLEIST ASSET MANAGEMENT, LTD.

Index to Financial Statements and Supplemental Schedules

December 31, 2017

BAUER & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Titleist Asset Management, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Titleist Asset Management, Ltd. as of December 31, 2017, the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Titleist Asset Management, Ltd. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Titleist Asset Management, Ltd.'s management. Our responsibility is to express an opinion on Titleist Asset Management, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Titleist Asset Management, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Titleist Asset Management, Ltd.'s financial statements. The Supplemental Information is the responsibility of Titleist Asset Management, Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Titleist Asset Management, Ltd.'s auditor since 2014.

Austin, Texas
February 28, 2018

TITLEIST ASSET MANAGEMENT, LTD.

Statement of Financial Condition

December 31, 2017

Assets:		
Cash and cash equivalents	$	3,748
Deposit with clearing broker		100,000
Receivable from clearing broker-dealer		855,395
Other assets		3,634
Total assets	$	962,777
Liabilities and Partners' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	512,098
Subordinated Loan Due to Clearing Broker Dealer		250,000
Due to Investment Advisory Division		100,000
Payable Due to Clearing Broker Dealer		18,345
Total liabilities		880,443
Partners' equity:		
Total partners' equity		82,334
Total liabilities and partners' equity	$	962,777

See notes to the financial statements.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Operations
For the Year Ended December 31, 2017

Revenues:		
Securities' commissions	$	4,838,558
Investment advisory		2,198,672
		7,037,230
Operating expenses:		
Clearing fees		316,876
Commissions		5,379,735
Payroll expenses		210,328
Professional fees		72,268
Regulatory fees		53,812
Travel and entertainment		59,691
Office supplies		85,670
Occupancy and other		61,932
Insurance		101,781
Software		65,327
Dues and Subscriptions		64,398
Marketing		28,907
Other expenses		49,639
Total operating expenses		6,550,364
Net income	$	486,866

See notes to the financial statements.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Changes in Partners' Equity
For the Year Ended December 31, 2017

		Partners' Equity
Balance at December 31, 2016	$	124,768
Contributions		50,000
Distributions		(579,300)
Net income		486,866
Balance at December 31, 2017	$	82,334

See notes to the financial statements,

TITLEIST ASSET MANAGEMENT, LTD.

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	486,866
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Changes in assets and liabilities:		
Receivable from clearing broker-dealer		(307,579)
Deposit with Clearing Broker		(50,000)
Other assets		(45)
Accounts payable and accrued expenses		(147,152)
Due to Investment Advisory Division		100,000
Due to clearing broker-dealer		18,345
Net cash provided by operating activities		100,435
Cash flows from financing activities:		
Borrowings on subordianted loan to clearing broker dealer		250,000
Contributions from partners		50,000
Distributions to partners		(579,300)
Net cash used in financing activities		(279,300)
Net decrease in cash		(178,865)
Cash and cash equivalents at beginning of year		182,613
Cash and cash equivalents at end of year	$	3,748

See notes to the financial statements.

Note 1 - Nature of Business

Titleist Asset Management, Ltd. (the "Company") was organized in February 2003 as a Texas limited partnership headquartered in Austin, Texas. The Company became a registered broker/dealer with the Securities and Exchange Commission ("SEC") in March 2003 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company began operations in September 2003. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles, which is required by the SEC and FINRA whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within ninety days from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis. The Company is evaluating new revenue recognition standards for broker and dealers and will implement as required.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Customer Funds
The Company is approved to sell private securities and limited partnership interests. The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Fair Value Measurements
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The Company has elected to be taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income. The Company is liable for Texas margin tax which is based on taxable margin, as defined under the law, rather than being based on federal taxable income. As of and for the year ended December 31, 2017, the Company's Texas margin tax expense was not significant. The Company has no uncertain tax positions as of December 31, 2017.

Management Review
The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, December 31, 2017, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Revenue Recognition

In May 2014, the financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction prices to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and who revenue is (or will be) recognized and data related to contact assets and liabilities.

Note 3 – Subordinated Loan Due to Clearing Broker Dealer

On March 31, 2017 the Company entered into a subordinated loan agreement with COR Clearing, LLC, the Company's clearing broker dealer, for $250,000. The subordinated loan has an interest rate of 8.00% per year and matures on June 13, 2022. The subordinated loan is personally guaranteed by the partners of the Company. The terms of the subordinated loan agreement are as follows:

- Fifteen months after the effective date of the subordinated loan agreement, COR Clearing will forgive $50,000 in principal of the $250,000, plus any accrued interest;

- Twelve months after the time period above, COR Clearing will forgive an additional $50,000 in principal of the $250,000, plus any accrued interest. This twelve month forgiveness of $50,000 will continue until the full $250,000, plus any accrued interest is completely forgiven.

As of December 31, 2017, the outstanding balance of the subordinated loan was $250,000.

Note 4 – Due to Investment Advisory Division

In March 2017, the Company received $200,000 from Raymond James Investment Advisory Division in transition assistance for the on-going support, acquisitions, and growth of the Company. A portion of this assistance would be payable to Investment Advisory Division if Company terminated agreement before March 2022 based on a predefined formula. No interest is associated with the transition assistance payment. As of December 31, 2017, the Company has estimated the outstanding balance to be $100,000. The Company anticipates this balance to decrease to zero over the next three to four years.

Note 5 - Commitments and Contingencies

Leases
The Company leases office space under an operating lease, with a five (5) month notification of termination at any time for the San Antonio office. The Austin office lease, with an affiliated company with common ownership, is a verbal month-to-month agreement that can be cancelled at any time. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $44,585 for the year ended December 31, 2017.

Litigation
The Company from time to time maybe involved in litigation relating to claims arising out of it's normal course of business. Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Sub-Clearing Agreement
Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2017, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 6 – Related Party Transactions

As mentioned in Note 5, the Company entered into a verbal month-to-month lease with an affiliated company with common ownership in September 2016. The Company pays $2,000 per month. Total rent expense paid during the year ending December 31, 2017 was $24,000.

During 2017, the Company entered into a verbal agreement with another affiliated company with common ownership. Under the agreement, the Company permitted the affiliate to use the company clearing broker for the affiliates transactions. This arrangement was free of charge and terminated in October 2017.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital and net capital requirements of $328,700 and $45,000, respectively, which was $283,700 in excess of the minimum requirement. The Company's aggregate indebtedness to net capital ratio was 1.92 to 1.

Note 8 - Subsequent Events

During January 2018, the Company distributed $106,000 to a partner.

Schedule I

TITLEIST ASSET MANAGEMENT, LTD
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017

Total partners' capital qualified for net capital	$	82,334
Add: liabilties subordinated to claims of general creditors		250,000
Total capital and allowable subordinated liabilities		332,334
Deductions and/or charges		
Non-allowable assets:		
Other assets		3,634
Total deductions and/or charges		3,634
Net capital before haircuts on securities		328,700
Haircuts on securities		-
Net capital	$	328,700
Aggregate indebtedness		
Accounts payable and accrued expenses	$	512,098
Due to investment advisory division		100,000
Payable due to clearing broker dealer		18,345
Total aggregate indebtedness	$	630,443
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness, or $45,000 as defined by CFTC.)	$	45,000
Net capital in excess of minimum requirement	$	283,700
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	265,656
Ratio of aggregate indebtedness to net capital		1.92 to 1
Note: Net Capital, as reported on the Company's Part II (unaudited) Focus Report filed with FINRA on January 23, 2018.	$	373,635
Audit adjustments:		
Revenue and commission expenses, net		(44,935)
Net Capital	$	328,700

Schedule II

TITLEIST ASSET MANAGEMENT, LTD
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule afterwards. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

TITLEIST ASSET MANAGEMENT, LTD
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule afterwards. The Company did not maintain possession or control of any customer funds or securities.

BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Titleist Asset Management, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2017, in which (1) Titleist Asset Management, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Titleist Asset Management, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Titleist Asset Management, Ltd. stated that Titleist Asset Management, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Titleist Asset Management, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Titleist Asset Management, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 28, 2018

February 28, 2018

RE: EXEMPTION REPORT YEAR ENDING DECEMBER 31, 2017

Titleist Asset Management, Ltd. (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best of knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

TITLEIST ASSET MANAGEMENT, LTD.

Joe-Ben O'Banion
Managing Partner

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Partners of
Titleist Asset Management, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Titleist Asset Management, Ltd. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Titleist Asset Management, Ltd. for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Titleist Asset Management, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Titleist Asset Management, Ltd.'s management is responsible for Titleist Asset Management, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the following differences: total revenues per the Form SIPC-7 were $6,856,521 and total revenues per the audited financial statements were $7,037,230, a difference of $180,709; total direct expenses per the Form SIPC-7 were $261,997 and total direct expenses per the audited financial statements were $262,000, a difference of $3; total net operating revenues per the Form SIPC-7 were $6,277,648 and total operating revenues per the audited financial statements were $6,458,354, a difference of $180,706; and the general assessment per the Form SIPC-7 was $9,416 and the general assessment per the audited financial statements was $9,688, a difference of $271.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting the following differences: total revenues per the Form SIPC-7 were $6,856,521 and total revenues per the audited financial statements were $7,037,230, a difference of $180,709; total direct expenses per the Form SIPC-7 were $261,997 and total direct expenses per the audited financial statements were $262,000, a difference of $3; total net operating revenues per the Form SIPC-7 were $6,277,648 and total operating revenues per the audited financial statements were $6,458,354, a difference of $180,706; and the general assessment per the Form SIPC-7 was $9,416 and the general assessment per the audited financial statements was $9,688, a difference of $271.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting an underpayment of $271.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2694**********************MIXED AADC 220
65859 FINRA DEC
TITLEIST ASSET MANAGEMENT LTD
777 E SONTERRA BLVD STE 330
SAN ANTONIO, TX 78258-4296

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 9,416

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,357)

7-27-17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,059

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,059

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Titleist Asset Management
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 26th day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No. — **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,856,521

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 316,876

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 261,997

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 578,873

2d. SIPC Net Operating Revenues $ 6,277,648

2e. General Assessment @ .0015 $ 9,416

(to page 1, line 2.A.)

BAUER
& COMPANY
audit & accounting services

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Board of Directors and Partners of
Titleist Asset Management, Ltd.

In planning and performing our audit of the financial statements of Titleist Asset Management, Ltd. (the "Company") as of and for the year ended December 31, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based on such computations.
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

BAUER
& COMPANY
audit & accounting services

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraphs of this report, were adequate at December 31, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Rule 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
February 28, 2018